Exhibit 99.1

CordovaCann Corp.
(formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2020 and 2019

 (Expressed in Canadian Dollars)

CordovaCann Corp. (formerly LiveReel Media Corporation)

Notice to Reader Issued by Management

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements.

May 29, 2020

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	March 31,	June 30,
	2020	2019
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	69,410	71,849
Accounts receivable	42,845	-
Prepaid expenses and deposits (Note 12(d))	428,447	427,894
	540,702	499,743

Investment in related party (Note 4)	500,000	500,000
Property and equipment (Note 5)	3,951,794	3,645,389
Total assets	4,992,496	4,645,132

LIABILITIES
Current
Accounts payable and accrued liabilities	2,464,965	1,371,386
Mortgage payable (Note 6)	765,660	657,633
Debenture unit deposits (Note 8)	360,082	594,889
Promissory notes payable (Note 7)	1,807,342	1,112,194
	5,398,049	3,736,102

Convertible debentures (Note 8)	1,044,611	546,460
Total liabilities	6,442,660	4,282,562

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 9)	14,911,867	14,636,828
Contributed surplus	5,150,399	5,226,156
Equity portion of convertible debentures	120,627	62,498
Accumulated deficit	(21,559,905)	(19,570,801)
Accumulated other comprehensive income (loss)	(73,152)	7,889
Total shareholders' equity (deficiency)	(1,450,164)	362,570
Total liabilities and shareholders' equity (deficiency)	4,992,496	4,645,132

Nature of operations and going concern (Note 1)
Commitments (Note 12)
Related party transactions (Note 13)
Subsequent events (Note 17)

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
	$	$	$	$

Expenses
Consulting fees	294,307	577,187	1,044,838	2,023,431
Professional fees	70,755	65,488	195,400	206,773
Office and general	44,558	194,169	137,044	412,914
Shareholders information service	22,759	28,401	83,222	105,686
Exclusivity fee (Note 12(a))	-	18,536	-	34,218
Stock based compensation (reversal), net (Note 11)	(446,717)	323,810	(109,573)	910,220
Depreciation (Note 5)	-	7,671	-	22,934
	(14,338)	1,215,262	1,350,931	3,716,176
Loss before other expense (income)	14,338	(1,215,262)	(1,350,931)	(3,716,176)

Interest expense (Note 6, 7, 8)	117,943	6,227	302,166	6,227
Accretion expense (Note 7, 8)	27,670	7,619	81,320	7,619
Loss on settlement of fees (Note 8)	-	12,700	-	12,700
Foreign exchange loss (gain)	(71,246)	31,513	(55,578)	(30,621)
Loss on deposit (Note 12(e))	-	-	396,000	-
Other income	(37,119)	-	(85,735)	-
Net loss	(22,910)	(1,273,321)	(1,989,104)	(3,712,101)

Loss per share - basic and diluted	(0.00)	(0.03)	(0.05)	(0.09)

Weighted average number of outstanding common shares - basic and diluted	41,012,198	40,036,228	40,860,182	40,036,228

Net loss	(22,910)	(1,273,321)	(1,989,104)	(3,712,101)
Foreign exchange translation adjustment	(91,222)	59	(81,041)	(2,819)
Total comprehensive loss	(114,132)	(1,273,262)	(2,070,145)	(3,714,920)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)

				Equity Portion of		Accumulated Other	Shareholders'
	Number of Common	Share	Contributed	Convertible	Accumulated	Comprehensive	Equity
	Shares	Capital	Surplus	Debentures	Deficit	Income	(Deficiency)
	#	$	$	$	$	$	$

Balance, June 30, 2018	40,036,228	14,480,241	3,808,611	-	(13,734,265)	684	4,555,271
Issuance of warrants	-	-	876,874	-	-	-	876,874
Equity portion of convertible debentures (Note 8)	-	-	29,063	62,498	-	-	91,561
Warrant portion of promissory note payable (Note 7)	-	-	4,283	-	-	-	4,283
Foreign currency translation gain (loss)	-	-	-	-	-	(2,819)	(2,819)
Net loss for the period	-	-	-	-	(3,712,101)	-	(3,712,101)
Balance, March 31, 2019	40,036,228	14,480,241	4,718,831	62,498	(17,446,366)	(2,135)	1,813,069

Balance, June 30, 2019	40,786,228	14,636,828	5,226,156	62,498	(19,570,801)	7,889	362,570

Issuance of warrants (Note 11)	-	-	525,388	-	-	-	525,388
Issuance of options (Note 10)	-	-	103,838	-	-	-	103,838
Forfeiture of warrants (Note 11 (c))	-	-	(738,799)	-	-	-	(738,799)
Equity portion of convertible debentures (Note 8)	-	-	33,816	74,989	-	-	108,805
Conversion of convertible debenture (Note 8)	271,164	275,039		(25,855)	-	-	249,184
Warrant portion of promissory note payable (Note 7)			-	8,995	-	-	8,995
Foreign currency translation gain (loss)	-	-	-	-	-	(81,041)	(81,041)
Net loss for the period	-	-	-	-	(1,989,104)	-	(1,989,104)
Balance, March 31, 2020	41,057,392	14,911,867	5,150,399	120,627	(21,559,905)	(73,152)	(1,450,164)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Nine Months Ended	Nine Months Ended
	March 31, 2020	March 31, 2019
	$	$

Operating activities
Net loss for the period	(1,989,104)	(3,712,101)

Adjusted for non-cash items:
Share based compensation	(109,573)	910,220
Share of profit of a joint venture	-	(13,599)
Depreciation	-	22,934
Loss on deposit	396,000	-
Interest income	-	(66,961)
Interest expense	274,299	6,227
Accretion expense	81,320	7,619
Debentures issued for the settlement of debt	-	250,000
Foreign exchange loss	(83,056)	32,610
Changes in non-cash working capital items:
Prepaid expenses and deposits	(446,653)	205,817
Accounts receivable	(42,845)	-
Accounts payable and accrued liabilities	1,093,579	542,154
Cash used in operating activities	(826,033)	(1,815,080)
Investing activities
Advances to joint venture	-	(1,261,440)
Other investment	-	(500,000)
Promissory note receivable	-	(70,122)
Cash used in investing activities	-	(1,831,562)
Financing activities
Issuance of convertible debentures	98,453	350,000
Proceeds from promissory note payable	446,100	200,558
Proceeds from debenture unit deposits	360,082	-
Proceeds from financing activities	904,635	550,558

Effect of exchange rate changes on cash	(81,041)	(2,819)
Net decrease in cash and cash equivalents	(2,439)	(3,098,903)
Cash and cash equivalents, beginning of period	71,849	3,250,697
Cash and cash equivalents, end of period	69,410	151,794

Supplementary cash flow information
Interest paid	21,087	-
Taxes paid	-	-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $2,070,145 (March 31, 2019 – $3,714,920) during the nine months ended March 31, 2020 and has a total accumulated deficit of $21,559,905 (June 30, 2019 – $19,570,801) as at March 31, 2020. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.
BASIS OF PREPARATION

(a)      Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2019. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 29, 2020.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(b)      Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)      Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency. The functional currencies of the group, as determined by management, are as follows:

Currency

CordovaCann Corp.	Canadian dollars
CordovaCann Holdings Canada, Inc.	Canadian dollars
Cordova Investments Canada, Inc.	Canadian dollars
CordovaCann Holdings, Inc.	United States dollars
Cordova CO Holdings, LLC	United States dollars
Cordova OR Holdings, LLC	United States dollars
CDVA Enterprises, LLC	United States dollars
Cordova CA Holdings, LLC	United States dollars
Cordova OR Operations, LLC	United States dollars
Cannabilt Farms, LLC	United States dollars
Cannabilt OR Retail, LLC	United States dollars
Cannabilt Holdings, Inc.	United States dollars
Future Processing, LLC	United States dollars

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

(d)      Use of Estimates and Judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(d)   Use of Estimates and Judgements (continued)

The impacts of such estimates are pervasive throughout these condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

(e)   Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating polices of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: CordovaCann Holdings Canada, Inc.; Cordova Investments Canada Inc.; and CordovaCann Holdings, Inc. and its wholly owned subsidiaries: Cordova CO Holdings, LLC, Cordova CA Holdings, LLC, CDVA Enterprises, LLC, Cordova OR Holdings, LLC and its wholly owned subsidiary Cordova OR Operations, LLC, and Cannabilt Holdings, Inc. and its wholly owned subsidiaries: Cannabilt Farms, LLC, Cannabilt OR Retail, LLC and Future Processing, LLC.

3.
STANDARDS EFFECTIVE JULY 1, 2019

Leases

In January 2016, the IASB issued a new standard, IFRS 16 – Leases (“IFRS 16”). The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and superseded IAS 17 – Leases. There was no impact of adopting IFRS 16 on the Company’s condensed interim consolidated financial statements.

4.
INVESTMENT IN RELATED PARTY

On September 18, 2018, the Company subscribed for 500,000 convertible preferred shares of NWN Inc. (“NWN”) at a price of $1.00 per preferred share (each, a “Preferred Share”) for a total consideration of $500,000. Each Preferred Share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations. The Company has pledged the Preferred Shares of NWN as security for a promissory note as disclosed in Note 7.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

4.
INVESTMENT IN RELATED PARTY (continued)

NWN is a private company and management has determined that the cost of the investment was the most reliable basis for determining its fair value. The Company has not earned any dividend income on these preferred shares. Furthermore, NWN is considered to be a related party by virtue of a common officer and director. As at March 31, 2020, the investment in related party amounted to $500,000 (June 30, 2019 – $500,000).

5.
PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Equipment	Land	Building	Construction	Total
				in progress
	$	$	$	$	$
Cost
As at June 30, 2018	151,188	-	-	-	151,188
Additions	-	523,480	1,361,048	1,760,861	3,645,389
Translation adjustment	-	-	-	-	-
Impairment charge	(151,188)	-	-	-	(151,188)
As at June 30, 2019	-	523,480	1,361,048	1,760,861	3,645,389
Additions	-	-	-	-	-
Translation adjustment	-	44,000	114,400	148,005	306,405
Impairment charge	-	-	-	-	-
As at March 31, 2020	-	567,480	1,475,448	1,908,866	3,951,794

Accumulated depreciation
As at June 30, 2018	12,770	-	-	-	12,770
Depreciation	30,529	-	-	-	30,529
Impairment charge	(43,299)	-	-	-	(43,299)
As at June 30, 2019	-	-	-	-	-
Additions	-	-	-	-	-
Impairment charge	-	-	-	-	-
As at March 31, 2020	-	-	-	-	-

Net book value ($)
As at June 30, 2018	138,418	-	-	-	138,418
As at June 30, 2019	-	523,480	1,361,048	1,760,861	3,645,389
As at March 31, 2020	-	567,480	1,475,448	1,908,866	3,951,794

During the three and nine months ended March 31, 2020, the Company incurred a depreciation expense in the amount of $nil (2019 - $7,671 and $22,934, respectively).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

5.
PROPERTY AND EQUIPMENT (continued)

Land, building and construction in progress

On April 4, 2018, the Company entered into an agreement to acquire a 27.5% interest of Cordova OR Operations, LLC (“OR Operations”) for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000). On June 19, 2019, the Company purchased the remaining 72.5% interest in OR Operations (the “Purchase Date”). The asset acquisition amounted to $3,645,389, comprised of land, building and construction in progress. Depreciation on these assets will be recorded from the date when these assets are available for use. As at March 31, 2020, these assets were not available for use.

6.
MORTGAGE PAYABLE

On June 16, 2019, the Company obtained financing through a mortgage (the “Mortgage”) in the amount of $696,117 (US $531,915) as part of the acquisition of OR Operations which has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”). The Mortgage was due in six months from the date of the agreement at an initial draw of US $500,000, implying interest at a rate of 12.77% per annum. As at the date of these financial statements, the Mortgage is in default and remains outstanding. The Mortgage after the date of default bears interest at 12% per annum, payable monthly, until the repayment of the outstanding amount. The Mortgage is secured by a first charge on the Property.

The Mortgage outstanding as at March 31, 2020 was $765,660 (June 30, 2019 – $657,633). Total interest expense in relation to the Mortgage for the three and nine months ended March 31, 2020 amounted to $21,461 and $63,594, respectively, (March 31, 2019 – $nil).

7.
PROMISSORY NOTES PAYABLE

Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of US $150,000. The Promissory Note A matured on May 1, 2019 and bears interest at a rate of 10% per annum, accrued monthly and due at maturity. As at the date of these financial statements, the Promissory Note A is in default and remains outstanding. In connection with the Promissory Note A, the Company also issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share.

The Promissory Note A was determined to be a compound instrument, comprising a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability. The fair value of the liability was determined to be $192,142 (US $146,729). The residual value of $4,283 (US $3,271) was allocated to warrants. The carrying value of the Promissory Note A, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note A, such that the carrying amount of the financial liability will equal the principal balance at maturity.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

7.
PROMISSORY NOTES PAYABLE (continued)

As at March 31, 2020, the value of the Promissory Note A amounted to $237,632 (US $167,500) (June 30, 2019 – $204,484). Accretion expense of $nil (March 31, 2019 - $5,747) and interest expense of $5,043 and $14,945, respectively, (March 31, 2019 - $3,324) was recorded for the three and nine months ended March 31, 2020.

Promissory Note B – June 12, 2019

On June 12, 2019, the Company issued a secured promissory note (the “Promissory Note B”) in the principal amount of $261,740 (US $200,000). The Promissory Note B matures on March 31, 2020 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B is secured by the convertible preferred shares investment in NWN Inc. Furthermore, this is considered to be a related party transaction by virtue of a common officer and director. As at the date of these financial statements, the Promissory Note B is in default and remains outstanding.

As at March 31, 2020, the value of the Promissory Note B amounted to $317,760 (US $216,479) (June 30, 2019 – $263,690). Interest expense of $10,087 and $29,890, respectively, was recorded for the three and nine months ended March 31, 2020 (March 31, 2019 - $nil).

Promissory Note C – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note C”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note C matured on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note C is secured by a general security interest over all the assets of Cordova OR Holdings, LLC, a wholly owned subsidiary of the Company and parent to OR Operations. In connection with the Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

The Promissory Note C was determined to be a compound instrument, comprising of a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $652,675 (US $489,152). The residual value of $14,367 (US $10,848) was allocated to warrants. The carrying value of the Promissory Note C, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On December 16, 2019, the Company extended the maturity date of the Promissory Note C to March 19, 2020 (the “Extension”) in exchange for a one-time fee in the amount $13,142 (US $10,000), due at maturity and the issuance of additional warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $0.30 per share.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

7.
PROMISSORY NOTES PAYABLE (continued)

On the date of the Extension, the fair value of the liability was determined to be $696,151 (US $530,643). The residual value of $8,995 (US $6,857) was allocated to warrants. The carrying value of Promissory Note C, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On March 16, 2020, the Company extended the maturity date of the Promissory Note C to June 19, 2020 in exchange for a one time fee in the amount $13,142 (US $10,000), due at maturity.

As at March 31, 2020, the value of the Promissory Note C amounted to $806,590 (US $534,330) (June 30, 2019 - $644,020). Accretion expense of $7,905 and $22,671, respectively, and interest expense of $38,666 and $90,589, respectively, was recorded for the three and nine months ended March 31, 2020 (March 31, 2019 – $nil).

Promissory Note D – October 28, 2019

On October 28, 2019, the Company issued a promissory note (the “Promissory Note D”) in the principal amount of US $300,000. The Promissory Note D matured on December 31, 2019 and bears interest at a rate of 5% per annum, accrued monthly and due at maturity. Subsequent to March 31, 2020, the Promissory Note D was extended until October 31, 2019 for a one-time fee of $40,000. Interest on the Promissory Note D subsequent to the maturity date bears interest at 15% per annum. The Promissory Note D is secured by a personal guarantee of vendors, as disclosed in Note 12 (d).

As at March 31, 2020, the value of the Promissory Note D amounted to $445,360 (US $302,671) (June 30, 2019 - $nil). Interest expense of $15,130 and $18,656 was recorded for the three and nine months ended March 31, 2020 (March 31, 2019 – $nil).

8.
CONVERTIBLE DEBENTURES

Convertible Debentures Series A-1 – March 13, 2019

On March 13, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding fees with a fair value amounting to $237,300. The balance of $12,700 has been recorded as a loss on settlement of fees.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 500 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 mature on March 12, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2021 at an exercise price of $1.20 per share. 300,000 Warrants of Series A-1 were issued related to the Debenture Units of Series A-1.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

8.
CONVERTIBLE DEBENTURES (continued)

The Debenture Units of Series A-1 are determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $508,439. The residual value of $91,561 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $62,498 and $29,063, respectively. The carrying value of the Debentures of Series A-1, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On January 16, 2020, the Company issued 271,164 common shares at $1.00 per share as a result of a partial conversion of the outstanding Debentures of Series A-1 with a face value of principal $250,000 and accrued interest of $21,164. The carrying value of the converted debentures amounting to $249,184 and equity in the amount of $25,855, was transferred to share capital upon conversion.

As at March 31, 2020, the value of the Debentures of Series A-1 amounted to $365,543 (June 30, 2019 – $546,460). Accretion expense of $7,426 and $28,537, respectively, and interest expense of $9,731 and $39,731, respectively was recorded for the three and nine months ended March 31, 2020 (March 31, 2019 - $nil).

Convertible Debentures Series A-2 – August 14, 2019

On August 14, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-2”) of the Company for gross proceeds of $713,000.

Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 500 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on August 13, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until August 13, 2021 at an exercise price of $1.20 per share. As a result, 356,500 Warrants of Series A-2 were issued related to the Debenture Units of Series A-2.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

8.
CONVERTIBLE DEBENTURES (continued)

The Debenture Units of Series A-2 were determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $604,195. The residual value of $108,805 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $74,989 and $33,816, respectively. The carrying value of the Debentures of Series A-2, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at March 31, 2020, the value of the Debentures of Series A-2 amounted to $679,068 (June 30, 2019 - $nil). Accretion expense of $12,339 and $30,112, respectively, and interest expense of $17,825 and $44,761, respectively, was recorded for the three and nine months end ed March 31, 2020 (March 31, 2019 - $nil).

Debenture Unit Deposits

During the three and nine months ended March 31, 2020, the Company received a total of $360,082 in deposits related to subscriptions for a convertible debenture offering (the “Offering”). Each $1,000 unit of the Offering shall be comprised of a $1,000 principal amount of a 15% unsecured subordinated convertible debenture (the “Debenture”) and 500 common share purchase warrants (the “Warrants”). The Debentures shall mature twelve months from the date of issuance and shall be exercisable into common shares of the Company at a price of $0.25 per share any time prior to maturity by the holder and at the option of the Company in certain circumstances. The Warrants shall be exercisable for a period of twenty-four months from the date of issuance and exercisable at a price of $0.30 per share. The Offering closed on April 24, 2020 as disclosed in note 17.

During the year ended June 30, 2019, the Company received a total of $594,889 in deposits related to subscriptions for a convertible debenture unit offering which closed on August 14, 2019.Each $1,000 unit of the Offering shall be comprised of a $1,000 principal amount of 10% unsecured subordinated convertible debenture and 500 common share purchase warrants. The debentures shall mature twenty-four months from the date of issuance and shall be exercisable into common shares of the Company at a price of $1.00 per share any time prior to maturity by the holder and at the option of the Company in certain circumstances. The warrants shall be exercisable for a period of twenty-four months from the date of issuance and exercisable at a price of $1.20 per share. The Offering was closed on August 13, 2019 and the convertible debenture units were issued.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

9.
SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares. During the three and nine months ended March 31, 2020, the Company had the following common share transactions:

●
On January 16, 2020, the Company issued 271,164 common shares of the Company at a price of $0.25 per share as a result of a partial conversion of the Debentures of Series A-1, as disclosed in Note 8.

During the three and nine months ended March 31, 2019, the Company had no common share transactions.

10.
OPTIONS

On November 22, 2018, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the

Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at March 31, 2020 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	900,000	$0.60	1.55
Directors	100,000	$0.33	1.85
Consultants	1,550,000	$0.57	1.45
	2,550,000

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
Jan. 16, 2018(i)	Jan. 15, 2021	1,000,000	1,000,000	$0.40	$377,024
Mar. 9, 2018(ii)	Mar. 8, 2021	750,000	750,000	$1.15	$800,703
Apr. 25, 2019(iii)	Apr. 24, 2023	800,000	800,000	$0.25	$103,838

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

10.
OPTIONS (continued)

(i)
The options fully vested on issuance and the fair value of $377,024 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.40
Risk-free interest rate	1.78%
Expected life	3 years
Estimated volatility in the market price of the common shares	218%
Dividend yield	Nil

(ii)
The options fully vested on issuance and the fair value of $800,703 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.15
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	213%
Dividend yield	Nil

(iii)
The options fully vested on issuance and the fair value of $103,838 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.25
Risk-free interest rate	1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

During the three and nine months ended March 31, 2020 the Company expensed $103,838 (March 31, 2019 – $nil) of the fair value of the options.

11.
WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2018	6,650,000	$0.54	1.37
Issued	3,725,000	1.69	1.65
Exercised	(750,000)	0.15	0.00
Forfeited	(1,000,000)	2.00	0.00
Expired	(250,000)	0.10	0.00
June 30, 2019	8,375,000	0.93	1.05
Issued	3,556,500	0.35	2.65
Forfeited	(750,000)	2.00	0.00
Expired	(5,800,000)	0.62	0.00
March 31, 2020	5,381,500	$0.72	2.16

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

11. WARRANTS (continued)

a)
On October 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until September 30, 2020 at an exercise price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in six equal tranches of 25,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $207,833 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.35
Risk-free interest rate	2.27%
Expected life	2 years
Estimated volatility in the market price of the common shares	126%
Dividend yield	Nil

For the three and nine months ended March 31, 2020 the Company expensed $3,464 and $23,902, respectively, (March 31, 2019 – $30,136 and $164,188, respectively) of these fair value of the warrants as share based compensation.

b)
On October 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until October 14, 2020 at an exercise price of $2.00 per share. The warrants shall vest in four equal tranches of 62,500 warrants every three months from the date of issuance.

The fair value of these issued warrants of $131,421 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.05
Risk-free interest rate	2.25%
Expected life	2 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

For the three and nine months ended March 31, 2020 the Company expensed $nil and $11,467, respectively, (March 31, 2019 – $41,069 and $98,109, respectively) of these fair value of the warrants as share based compensation.

c)
On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

11. WARRANTS (continued)

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	4 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	Nil

During the nine months ended March 31, 2020, 750,000 of the 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company reversed $738,799 of the previously recorded share based compensation expense during the three and nine months ended March 31, 2020 (March 31, 2019 – expense of $216,648 and $361,080)

d)
On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	4 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	Nil

For the three and nine months ended March 31, 2020, the Company expensed $nil (March 31, 2019 – $144,432) of the fair value of these warrants as share based compensation. On February 15, 2019, all 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company reversed the previously recorded share based compensation expense during the three and nine months ended March 31, 2019.

e)
On December 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until November 30, 2020 at a price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in three equal tranches of 50,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $138,853 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.06
Risk-free interest rate	2.14%
Expected life	2 years
Estimated volatility in the market price of the common shares	116%
Dividend yield	Nil

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

11. WARRANTS (continued)

For the three and nine months ended March 31, 2020 the Company expensed $nil and $6,171, respectively, (March 31, 2019 – 7,714 and $114,168) of the fair value of these warrants as share based compensation.

f)
On February 1, 2019 and in connection to a consulting agreement, the Company issued warrants for the purchase of 325,000 common shares of the Company exercisable until January 31, 2022 at a price of $1.00 per share. Of these issued warrants, 81,250 vested immediately while the remaining 243,750 warrants shall vest in three equal tranches of 81,250 warrants every three months from the date of issuance.

The fair value of these issued warrants of $250,793 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.95
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	152%
Dividend yield	Nil

For the three and nine months ended March 31, 2020 the Company expensed $nil and $38,316, respectively, (March 31, 2019 – $nil) of the fair value of these warrants as share based compensation.

g)
On February 25, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until February 23, 2023 at a price of $0.25 per share. Of these issued warrants, 500,000 vested immediately and the remainder shall vest over time as certain acquisition and duration milestones are met.

The fair value of these issued warrants of $389,390 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.19
Risk-free interest rate	1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

For the three and nine months ended March 31, 2020 the Company expensed $184,780 (March 31, 2019 – $nil) of the fair value of these warrants as share based compensation.

During the three and nine months ended March 31, 2020 the Company expensed $292,082 and $525,388, respectively, in the fair value of warrants as a result of the issuances which have been recorded as share based compensation and reversed $738,799 of stock based compensation expense as a result of forfeitures (March 31, 2019 – $323,810 and $910,220).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

12. COMMITMENTS

(a)
Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company an exclusivity option on a transaction to acquire a majority stake in real estate and intellectual property owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to US $100,000 for such exclusivity until termination by either party. In October 2019, the Company terminated the MOU. During the three and nine months ended March 31, 2019, the Company paid and expensed a total of $18,536 and $34,218, respectively).

(b)
Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

(c)
Commitments

During the six months ended March 31, 2020, the Company received a notice of termination letter (the "Termination Letter") from the landlord of a leased property, who subsequently repossessed the premises. The landlord of leased property has notified the Company that to the extent applicable, it intends to seek recovery of damages incurred including without limitation, the costs of recovering the leased property, solicitor fees, arrears and all future rental payments following the notice of termination.

The Company has expensed its rental deposit as a result of the Termination Letter. As of the date of this report, the Company has not received any claims from the landlord as a result of the Termination Letter.

(d)
Deposit in Joint Forces

On November 7, 2019, the Company advanced US $300,000 (the “Advance”) to a non-arms length party in exchange for Promissory Note D. The Promissory Note D has been personally guaranteed by the vendors (the “Personal Guarantee”).

(e)
Loss on Deposit

During the year ended June 30, 2019, the Company made certain non-refundable deposits towards a transaction in California (the “California Transaction”). On October 10, 2019, the Company terminated the California Transaction and recorded a loss on the deposit in the amount of $396,000 during the three and six months ended December 31, 2019.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

13. RELATED PARTY TRANSACTIONS

Related party transactions for the three and nine months ended March 31, 2020 and 2019 and the balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are:

a)
During the three and nine months ended March 31, 2020, the Company expensed $117,050 and $563,270 respectively, (March 31, 2019 – $283,791 and $851,290, respectively), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at March 31, 2020, the Company had fees payable to officers and directors of the Company of $1,227,003 (June 30, 2019 – $546,653).

14.  FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:
quoted prices in active markets for identical assets or liabilities;

Level 2:
inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3:
inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, promissory note and accounts payable and accrued liabilities approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2020:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

14.  FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

As at March 31, 2020, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at March 31, 2020, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

15. CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive loss. As at March 31, 2020, the Company’s shareholders’ deficiency was $1,450,164 (June 30, 2019 – shareholders’ equity of $362,570). The Company’s objectives when managing capital are as follows:

(i)
to safeguard the Company’s ability to continue as a going concern; and

(ii)
to raise sufficient capital to meet its business objectives.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

15. CAPITAL MANAGEMENT (continued)

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s long-term and short-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

16.
COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the condensed interim consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

17.
SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus (“COVID-19”) a pandemic, which has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods as well as the Company’s ability to find new business opportunities, raise capital or restructure the Company’s finances

On April 1, 2020 and in connection to with a consulting agreement, the Company issued warrants for the purchase of 540,000 common shares of the Company exercisable until March 31, 2023, at an exercise price of $0.30 per share. These warrants vest at 30,000 per month for a period of eighteen (18) months.

On April 1, 2020 and in connection to with a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until December 31, 2022, at an exercise price of $0.30 per share. Upon issuance, 250,000 of such warrants vested immediately while the remaining 750,000 warrants shall vest in 3 equal tranches of 250,000 warrants every three months from the date of issuance.

On April 8, 2020, the Company, through its wholly-owned subsidiary, Cordova Investments, Canada Inc., completed the purchase of certain real assets and intellectual property (the “Assets”) of an arm’s length Canadian cannabis corporation (the “Transaction”). Starbuds International Inc., the vendor of the Assets (the “Vendor” or “Starbuds”) is a British Columbia based cannabis venture that owns one of the most significant medical cannabis clinic footprints in Western Canada, in addition to a network of recreational cannabis retail stores awaiting final provincial regulatory approvals.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

17.
SUBSEQUENT EVENTS (continued)

As consideration to the Vendor for the Transaction, the Company has:
(i)
issued twelve million five hundred thousand (12,500,000) common shares of the Company on the closing date of the Transaction, in exchange for the Assets held and related to five retail cannabis stores and four medical cannabis clinics;
(ii)
agreed to issue three million (3,000,000) common shares of the Company for each additional lease assignment in Alberta to the Company, up to a maximum of six million (6,000,000) common shares of the Company;
(iii)
agreed to issue three million (3,000,000) common shares of the Company for the opening of each retail store, up to a maximum of fifteen million (15,000,000) common shares of the Company. Each store must be opened by April 8, 2021 for the Vendor to receive this additional consideration;
(iv)
issued a three-year promissory note for five hundred twenty-seven thousand and three hundred dollars (CDN $527,300) accruing interest at six percent per annum payable upon maturity (the “Closing Promissory Note”); and
(v)
agreed to issue two additional three-year promissory notes in amounts of two hundred twenty-two thousand and five hundred dollars (CDN $222,500) and one hundred ninety-six thousand and eight hundred (CDN $196,800) upon obtaining assignment of two specific leases to the Company. Such additional notes to have same terms as the Closing Promissory Note.

On April 8, 2020, as consideration for Mr. Jakob Ripshtein’s appointment, the Company granted options for the purchase of 1,500,000 common shares of the Company under the stock option plan, exercisable until April 8, 2023, at an exercise price of $0.25 per share, such options vesting immediately upon issuance.

On April 8, 2020, as consideration for Mr. Ben Higham’s appointment, the Company granted options for the purchase of 1,500,000 common shares of the Company under the stock option plan, exercisable until April 8, 2023, at an exercise price of $0.25 per share, such options vesting immediately upon issuance.

On April 15, 2020, the Company appointed Mr. Brian Ruden as a Special Advisor to the Company. In connection with Mr. Ruden’s appointment, the Company issued a total of 1,000,000 common share purchase warrants exercisable until April 15, 2022, at a price of $0.35 per share. Upon issuance, 250,000 of such warrants vested immediately and 250,000 warrants shall vest every six months over a period of eighteen months.

On April 24, 2020, the Company closed a non-brokered private placement offering (the “Offering”) of 1,164 unsecured subordinated convertible debenture units of the Company (the “Debenture Units”) at a price of $1,000 per Debenture Unit. Each Debenture Unit consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures”) and 500 common share purchase warrants (the “Warrants”) of the Company. The Debentures shall mature on April 23, 2021 (the “Maturity Date”) and bear interest at a rate of 15% per annum, accrued monthly and payable on the Maturity Date. The outstanding principal amount of the Debentures and any accrued interest is convertible into common shares of the Company at the option of the holder at anytime prior to the Maturity Date at a conversion price of $0.25 per share. The Company also has the option to force conversion of the Debentures and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days and on the Maturity Date. Each Warrant entitles the holder to purchase one common share of the Company, exercisable until April 23, 2022, at a price of $0.30 per share. In connection with the Offering, the Company issued an aggregate principal amount of $1,164,000 in Debentures and an aggregate of 582,000

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2020 and 2019
(Expressed in Canadian Dollars)

17.
SUBSEQUENT EVENTS (continued)

Warrants. Prior to closing of the Offering, the Company exercised its rights of early repayment in respect of certain of the convertible debentures of the Company issued on August 14, 2019 and, in connection with its election for early repayment, holders of such convertible debentures directed the Company to retain the funds representing such repayment and to apply such funds towards satisfaction of the purchase price for their respective Debenture Units. The Company issued an aggregate of 761 Debenture Units to such subscribers on such basis. The remainder of the net proceeds of the Offering are intended to be used for general working capital purposes.

On May 16, 2020, the Company appointed Mr. Nathan Nienhuis as a Senior Advisor to the Company, post his resignation as Director and chief operating officer of the Company. In connection with Mr. Nienhuis’s appointment, the Company issued a total of 1,000,000 common share purchase warrants exercisable until May 15, 2023, at a price of $0.45 per share. Upon issuance, 250,000 of such warrants vested immediately and 250,000 warrants shall vest every six months over a period of eighteen months.

On May 16, 2020, the Company appointed Mr. Dale Rasmussen to the Company’s board of directors. In connection with Mr. Rasmussen’s appointment, the Company granted options for the purchase of 500,000 common shares of the Company under the stock option plan, exercisable until May 15, 2023, at an exercise price of $0.45 per share, such options vesting immediately upon issuance.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova has agreed to invest a total of seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273.

Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and has committed to invest (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gives the Company ownership of 50.1% of 273 after all payments are made. Cordova has the right to accelerate the payments, and may do so to facilitate faster openings of the retail stores. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 7 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores will be operated by 273 under the Star Buds brand name, and Cordova will leverage its recently closed assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support.

On May 25, 2020, the Company closed a non-brokered private placement financing (the “Equity Offering”), pursuant to which the Company issued 6,210,190 common shares at a price of $0.25 per share for gross proceeds of $1,552,548; of which $1,411,680 was received in cash and $140,868 was issued in settlement of outstanding fees and debt. The proceeds of the Equity Offering are intended to be used for capital expenditures in relation to the Company’s retail operations as well as general corporate purposes and working capital needs.